___________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 9,2011

BLUESTAR ENTERTAINMENT TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Charter)

British Virgin Islands	000-54360
(State of Other Jurisdiction	(Commission File	(IRS Employer
Of Incorporation)	Number)	Identification No.)

Plaza Neptuno, Planta Baja, Suite 351, Ave. Ricardo J. Alfaro, El Dorado, Panama City, Panama
(Address of Principal Executive Offices)	(Zip Code)

Solarte Hotel Corporation

(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On December 9, 2011, the Company announced that it will be changing its name from Solarte Hotel Corporation to “Bluestar Entertainment Technologies, Inc.”. Upon final approval and issuance of a new symbol by FINRA, the Company’s common shares will commence trading under the new name and symbol.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bluestar Entertainment Technologies, Inc.

Date: December 19, 2011	By:	/s/ Erick Hansen
Erick Hansen Secretary